EXHIBIT 16

                       {DELOITTE & TOUCHE LLP LETTERHEAD]

December 8, 1998

Securities and Exchange Commission
Mail Stop 9-5
450 5th Street, N.W.
Washington, D.C.  20549

Dear Sirs/Madams:

We have read Item 4 of Form 8-K of ILX Resorts Incorporated (the "Company") dated November 20, 1998 and have the following comments.

We agree with the comments in the first and second sentences of the first paragraph, the third paragraph and the first sentence of the fourth paragraph. We have no basis to agree or disagree with the comments in the third sentence of the first paragraph, the second sentence of the fourth paragraph and the fifth paragraph.

With respect to the disagreement between the Company and Deloitte & Touche ("D&T") and related matters discussed in the second paragraph, on November 20, 1998, we advised the Audit Committee of the Board of Directors of the Company (the "Audit Committee") of the following.

On September 29, 1998, the Company entered into an agreement to prepay a promissory note payable to Martori Enterprises Incorporated ("MEI") in exchange for the forgiveness of $200,000 of the principal amount of the note. MEI is a related party which owns approximately 22 percent of the Company's outstanding common stock and whose Chairman of the Board of Directors (Joseph P. Martori) is also the Chairman of the Company's Board of Directors and the Company's Chief Executive Officer. On November 11, 1998, D&T received from the Company a draft of the Company's consolidated financial statements as of and for the three and nine months ended September 30, 1998 (the "9/30/98 Financial Statements"), which recorded the $200,000 debt forgiveness as interest income. Over the period of November 12 and 13, 1998, and prior to the Company filing its Form 10-Q for the quarter ended September 30, 1998 (the "9/30/98 Form 10-Q"), D&T advised the Company's Chief Financial Officer, its Chairman and Chief Executive Officer, its President, and one of the two members of its Audit Committee, that: (i) because of the nature of the related party transaction, D&T believed that the $200,000 debt forgiveness should be recorded as a credit to additional paid-in capital; and (ii) because the 9/30/98 Financial Statements included the $200,000 debt forgiveness as interest income, D&T believed the 9/30/98 Financial Statements were misstated, and that those financial statements needed to be adjusted prior to the Company's filing its Form 10-Q. Certain of this information, including the existence of a disagreement between D&T and the Company's management, was discussed with the second member of the Audit Committee prior to the Company's filing the 9/30/98 Form 10-Q. The Company disagreed with D&T's conclusion regarding the accounting treatment for the debt forgiveness and, on November 13, 1998, filed the 9/30/98 Form 10-Q containing the 9/30/98 Financial Statements without making the adjustment proposed by D&T (as discussed above) to the financial statements for the $200,000 debt forgiveness.

Yours Truly,

/s/  Deloitte & Touche

                                  Page 5 of 5